SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Einstein Noah Restaurant Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

28257U104

(CUSIP Number)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

September 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Beech Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,733,469[1] (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,469[1] (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.5%[2] (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	Pursuant to the Support Agreement described below, JAB Beech Inc. may be deemed to have beneficial ownership of 6,733,469 shares of common stock, par value $0.001 per share, of Einstein Noah Restaurant Group, Inc. issued and outstanding as of September 29, 2014 as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Beech Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 18,041,048 shares of Einstein Noah Restaurant Group, Inc. common stock outstanding as of September 29, 2014 as set forth in the Merger Agreement (as defined below).

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: Spruce Merger Sub Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,733,469[1] (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,469[1] (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.5%[2] (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	Pursuant to the Support Agreement described below, Spruce Merger Sub Inc. may be deemed to have beneficial ownership of 6,733,469 shares of common stock, par value $0.001 per share, of Einstein Noah Restaurant Group, Inc. issued and outstanding as of September 29, 2014 as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Spruce Merger Sub Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 18,041,048 shares of Einstein Noah Restaurant Group, Inc. common stock outstanding as of September 29, 2014 as set forth in the Merger Agreement (as defined below).

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,733,469[1] (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,469[1] (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.5%[2] (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	Pursuant to the Support Agreement described below, JAB Forest B.V. may be deemed to have beneficial ownership of 6,733,469 shares of common stock, par value $0.001 per share, of Einstein Noah Restaurant Group, Inc. issued and outstanding as of September 29, 2014 as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Forest B.V. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 18,041,048 shares of Einstein Noah Restaurant Group, Inc. common stock outstanding as of September 29, 2014 as set forth in the Merger Agreement (as defined below).

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,733,469[1] (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,469[1] (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.5%[2] (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1)	Pursuant to the Support Agreement described below, JAB Holdings B.V. may be deemed to have beneficial ownership of 6,733,469 shares of common stock, par value $0.001 per share, of Einstein Noah Restaurant Group, Inc. issued and outstanding as of September 29, 2014 as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings B.V. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 18,041,048 shares of Einstein Noah Restaurant Group, Inc. common stock outstanding as of September 29, 2014 as set forth in the Merger Agreement (as defined below).

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Holding Company s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,733,469[1] (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,469[1] (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.5%[2] (see Item 5)
14.	TYPE OF REPORTING PERSON CO

(1)	Pursuant to the Support Agreement described below, JAB Holding Company s.à r.l. may be deemed to have beneficial ownership of 6,733,469 shares of common stock, par value $0.001 per share, of Einstein Noah Restaurant Group, Inc. issued and outstanding as of September 29, 2014 as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company s.à r.l. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 18,041,048 shares of Einstein Noah Restaurant Group, Inc. common stock outstanding as of September 29, 2014 as set forth in the Merger Agreement (as defined below).

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,733,469[1] (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,733,469[1] (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.5%[2] (see Item 5)
14.	TYPE OF REPORTING PERSON CO

(1)	Pursuant to the Support Agreement described below, Agnaten SE may be deemed to have beneficial ownership of 6,733,469 shares of common stock, par value $0.001 per share, of Einstein Noah Restaurant Group, Inc. issued and outstanding as of September 29, 2014 as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten SE. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 18,041,048 shares of Einstein Noah Restaurant Group, Inc. common stock outstanding as of September 29, 2014 as set forth in the Merger Agreement (as defined below).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Einstein Noah Restaurant Group, Inc., organized under the laws of the State of Delaware (“ENRG”), and is being filed pursuant to ‘Rule 13D’ under the Securities Exchange Act of 1934 (the “Exchange Act”). ENRG’s principal executive offices are located at 555 Zang Street, Suite 300, Lakewood Colorado 80228.

Item 2.	Identity and Background.

(a)-(c) This Statement is being filed jointly on behalf of (i) JAB Beech Inc., a Delaware corporation (“JAB”), (ii) Spruce Merger Sub Inc., a Delaware corporation (“Merger Sub”), (iii) JAB Forest B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of JAB (“Forest”), (iv) JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (v) JAB Holding Company s.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the indirect parent company of JAB Holdings (“JAB Holding Company”), and (vi) Agnaten SE, a private company incorporated under the laws of Austria, which owns a majority interest in JAB Holding Company (“Agnaten”, and together with JAB, Merger Sub, Forest, JAB Holdings and JAB Holding Company, the “Reporting Persons”).

Each of Parent’s and Purchaser’s principal executive office is located at c/o JAB Beech Inc., 2200 Pennsylvania Avenue NW, Washington, DC 20037, and the telephone number of each is (202) 507-5838. The principal business address of each of Forest, JAB Holdings and JAB Holding Company is Oudeweg 147, 2031 CC Haarlem, the Netherlands. The principal business address of Agnaten is Rooseveltplatz 4–5 / Top 10, A–1090 Vienna, Austria.

JAB Holding Company and its affiliated group of companies, of which JAB and Merger Sub are members, is a Luxembourg based and privately held group focused on long-term investments in companies with premium brands in the consumer goods category. Merger Sub is an indirect wholly owned subsidiary of JAB, and was recently incorporated for the purpose of acquiring all of the issued and outstanding shares of the common stock, par value $0.001 per share, of ENRG (the “Shares”) and consummating the transactions contemplated by the Merger Agreement (defined below in Item 4) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined below in Item 4), the Merger (defined below in Item 4) and the Merger Agreement. Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any significant assets or liabilities.

The name, business address and present principal occupation or employment of each executive officer and director of JAB, Merger Sub, Forest, JAB Holdings, JAB Holding Company, and Agnaten are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Reporting Persons is set forth on Schedule A.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 9, 2014, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Support Agreement described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Support Agreement (as defined in Item 4 below) by JAB, Merger Sub and certain stockholders of ENRG. As a result of Merger Sub being its indirect wholly owned subsidiary, JAB, Forest, JAB Holdings, JAB Holding Company, and Agnaten may be deemed to share beneficial ownership of the Subject Shares that Merger Sub may be deemed to beneficially own. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Support Agreement. It is currently anticipated that JAB or Merger Sub will finance the acquisition of Shares in the Offer (as defined below in Item 4) through the issuance of debt by an affiliate of JAB to a subsidiary of JAB.

Item 4.	Purpose of Transaction.

Merger Agreement

On September 29, 2014, JAB and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ENRG. Under the Merger Agreement, Merger Sub shall commence a tender offer (the “Offer”) to purchase all of the Shares, at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”). Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into ENRG, with ENRG continuing as the surviving corporation (the corporation, the “Surviving Corporation” and such merger, the “Merger”) and an indirect wholly-owned subsidiary of JAB. It is anticipated that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any (i) Shares owned by JAB, Merger Sub or any other affiliate of JAB that is directly or indirectly wholly owned by the ultimate parent of JAB, (ii) Shares owned by ENRG or any direct or indirect subsidiary of ENRG and (iii) Shares held by ENRG stockholders who properly demand and perfect dissenters’ rights under Delaware law) will be cancelled and automatically converted into the right to receive consideration equal to the Offer Price payable, without interest, to the holder of such Share. Options to purchase Shares that are outstanding, whether or not vested, immediately prior to the Effective Time, will be cancelled and, provided that the Offer Price exceeds the exercise price of such options, converted automatically into the right to receive, in exchange for the cancellation of such options, an amount of cash, less any applicable tax withholding, equal to the product of (x) the total number of shares of common stock subject to such option and (y) the amount, if any, by which the Offer Price exceeds the exercise price per share under such option.

All other outstanding awards of a right (other than awards of the ENRG options) entitling the holder of such award to shares or cash equal to or based on the value of shares, including any restricted stock units, issued pursuant to any of the ENRG’s stock plans that is outstanding as of immediately prior to the effective time of the Merger (whether vested or unvested) will be cancelled and converted automatically into the right to receive, as promptly as reasonably practicable following the Effective Time, a cash payment equal to the product of (x) the number of shares subject to such share award and (y) the Offer Price, less any applicable tax withholding. At the Effective Time, each holder of any such share award will cease to have any rights with respect to such award, except the right to receive the Offer Price in accordance with the Merger Agreement.

Under the Merger Agreement, and upon the terms and conditions contained therein, Merger Sub is obligated to commence the Offer as reasonably practicable and no later than 5 days after September 29, 2014, the date of the Merger Agreement. The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of November 4, 2014, 20 business days following the date of commencement of the Offer, which period may be extended under certain circumstances described in the Merger Agreement. The Merger Agreement further provides that, on the terms and subject to the conditions to the Offer, Merger Sub will accept for payment all Shares that are validly tendered in the Offer and not withdrawn as soon as practicable after the expiration time of the

Offer (as it may be extended or re-extended) pursuant to the Offer. The Offer is not subject to a financing condition.

The Merger Agreement also provides that, in the event that the Merger does not occur within two business days of the date and time at which Merger Sub first accepts Shares for payment (so long as JAB and Merger Sub beneficially own a majority of outstanding Shares), JAB and ENRG will reasonably cooperate to cause the appointment to the ENRG Board of a number of directors designated by Merger Sub rounded up to the nearest whole number, equal to the product of (1) the total number of directors on the board of directors of ENRG (giving effect to the directors elected or designated by Merger Sub) and (2) the percentage of the outstanding Shares (determined on a fully-diluted basis) then beneficially owned by JAB and Merger Sub. Notwithstanding such provisions, at all times prior to the Effective Time, at least two members of the board of directors of ENRG shall be individuals who were directors of ENRG on the date of the Merger Agreement.

JAB, Merger Sub, and ENRG have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants. In addition, ENRG has made certain covenants restricting ENRG and its subsidiaries from directly or indirectly initiating, soliciting, knowingly encouraging, inducing or assisting any inquiries, proposals, indications of interest or offers that constitute, or could reasonably be expected to lead to, an acquisition proposal. However, ENRG may take certain specific actions in response to an unsolicited proposal that the ENRG Board reasonably determines in good faith is, or could reasonably be expected to lead to, a proposal superior to the transactions contemplated by the Merger Agreement, if failure to take such actions would be reasonably expected to result in a breach of the ENRG Board’s fiduciary duties and other specified conditions are met. In such circumstances, and subject to certain obligations to notify JAB and to other rights granted to JAB, including the right to require ENRG to engage in good faith negotiations for an amendment to the Merger Agreement, the ENRG Board may cause ENRG to terminate the Merger Agreement in response to such superior proposal. Upon termination of the Merger Agreement in such circumstances or other specified circumstances, ENRG will be required to pay JAB a termination fee of $12,000,000.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of the specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, ENRG. ENRG’s stockholders and other investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of ENRG, JAB, Merger Sub or any of their respective subsidiaries or affiliates.

Support Agreement

On September 29, 2014, certain stockholders of ENRG affiliated with Greenlight Capital, Inc. (the “Supporting Stockholders”) entered into a Support Agreement (the “Support Agreement”) with JAB and Merger Sub, pursuant to which, among other things, each such Supporting Stockholder agreed to validly tender (and deliver any certificates evidencing) Shares (the “Subject Shares”), or cause its Shares to be validly tendered, into the Offer promptly following, and in any event no later than the third business day following, the commencement of the Offer. An aggregate of 6,733,469 Shares, or approximately 37.5% of the outstanding Shares are subject to the Support Agreement.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Support Agreement are filed as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) Pursuant to the Support Agreement, as of September 29, 2014, the Reporting Persons may be deemed, for purposes of Rule 13d under the Exchange Act (“Rule 13d”) to share with the Supporting Stockholders the power to vote or direct the voting or disposition of the 6,733,469 Subject Shares, and thus, for the purpose of “Rule 13d”, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,733,469 Shares, which constitutes approximately 37.5% of the Shares. Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such Shares.

See the foregoing descriptions of the Merger Agreement and Support Agreement set forth in Item 4, which are incorporated herein by reference.

(b) Except to the extent that it may be deemed to by virtue of the Support Agreement, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholders to vote the 6,733,469 Subject Shares. However, the Reporting Persons (i) are not entitled to any rights as a stockholder of ENRG as to the Subject Shares, except as otherwise expressly provided in the Support Agreement, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c) Except for the Merger Agreement and the Support Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Support Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of ENRG reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to any securities of ENRG, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of ENRG.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of October 9, 2014, by and between JAB, Merger Sub, Forest, JAB Holdings, JAB Holding Company, and Agnaten.

2.	Support Agreement, dated as of September 29, 2014, by and among JAB, Merger Sub, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., and Greenlight Reinsurance, Ltd. (incorporated by reference to Exhibit (d)(2) to JAB and Merger Sub’s Schedule TO filed with the SEC on October 6, 2014.)

3.	Agreement and Plan of Merger, dated as of September 29, 2014, by and among JAB, Merger Sub, and ENRG (incorporated by reference to Exhibit 2.1 to ENRG’s Form 8-K filed with the SEC on September 29, 2014.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2014

JAB BEECH INC.
By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

SPRUCE MERGER SUB INC.
By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

JAB HOLDINGS B.V.
JAB HOLDING COMPANY S.À R.L.
JAB FOREST B.V.
By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Managing Director

AGNATEN SE
By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Authorized Representative

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of October 9, 2014, by and between JAB, Merger Sub, Forest, JAB Holdings, JAB Holding Company, and Agnaten.

2.	Support Agreement, dated as of September 29, 2014, by and among JAB, Merger Sub, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., and Greenlight Reinsurance, Ltd. (incorporated by reference to Exhibit (d)(2) to JAB and Merger Sub’s Schedule TO filed with the SEC on October 6, 2014.)

3.	Agreement and Plan of Merger, dated as of September 29, 2014, by and among JAB, Merger Sub, and ENRG (incorporated by reference to Exhibit 2.1 to ENRG’s Form 8-K filed with the SEC on September 29, 2014.)

SCHEDULE A

JAB Beech Inc.

Set forth below is a list of the directors and executive officers of JAB Beech Inc. as of October 9, 2014, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Director and President	5 rue Goethe L-1637 Luxembourg	Belgium

David Bell	Director and Vice President	2200 Pennsylvania Avenue NW Washington, DC 20037	United States

Markus Hopmann	Treasurer/Secretary	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany	Germany

Axel Bhat	Director	2200 Pennsylvania Avenue NW Washington, DC 20037	France

Spruce Merger Sub Inc.

Set forth below is a list of the directors and executive officers of Spruce Merger Sub Inc. as of October 9, 2014, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Director and President	5 rue Goethe L-1637 Luxembourg	Belgium

David Bell	Director and Vice President	2200 Pennsylvania Avenue NW Washington, DC 20037	United States

Markus Hopmann	Director and Treasurer/Secretary	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany	Germany

JAB Forest B.V.

Set forth below is a list of the directors and executive officers of JAB Forest B.V. as of October 9, 2014, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Managing Director	5 rue Goethe L-1637 Luxembourg	Belgium

Markus Hopmann	Managing Director	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany	Germany

Constantin Thun–Hohenstein	Managing Director, Head of Accounting	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Austria

Andrea Oechsler–Steinhauser	Managing Director, Head of Treasury	2200 Pennsylvania Avenue NW Washington, DC 20037	Germany

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of October 9, 2014, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Joachim Creus	Managing Director	5 rue Goethe L-1637 Luxembourg	Belgium

Markus Hopmann	Managing Director	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany	Germany

Constantin Thun–Hohenstein	Managing Director	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Austria

JAB Holding Company s.à r.l

Set forth below is a list of the directors and executive officers of JAB Holding Company s.à r.l as of October 9, 2014, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Senior Partner	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Germany

Bert Becht	Chairman	Hillswood Drive, Hillswood Business Park Chertsey, Surrey KT 160RS	The Netherlands

Olivier Goudet	Chief Executive Officer	2200 Pennsylvania Avenue NW Washington, DC 20037	France

Joachim Creus	Managing Director	5 rue Goethe L-1637 Luxembourg	Belgium

Markus Hopmann	Managing Director	Ludwig-Bertram-Str. 8+10 D-67065 Ludwigshafen, Germany	Germany

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of October 9, 2014, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Germany

Renate Reimann-Haas	Administrative Board Member	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Austria

Stefan Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Austria

Matthias Reimann-Anderson	Administrative Board Member	Rooseveltplatz 4–5 A–1090 Vienna, Austria	Austria